RECEIVED

2004 NOV 30 A 11: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ELECTRIC POWER DEVELOPMENT CO., LTD.

15-1 Ginza 6-chome
Chuo-ku, Tokyo 104-8165, Japan

November 26, 2004

Securities and Exchange Commission
Office of International Corporate Fina
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

04046335

SUPPL

Re: SEC File No. 82-34827
Electric Power Development Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Benjamin J. Curran of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Electric Power Development Co., Ltd.

By [signature]

Name: Toshifumi Watanabe
Title: Department Director / Corporate Planning & Administration Dept.

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

11/30

TOKYO:28588.1

(Enclosures)

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Benjamin J. Curran, Esq.
(Sullivan & Cromwell LLP)

Annex A

Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Interim Consolidated Financial Statements (unaudited), for the Six Months Ended September 30, 2004 (Summary English translation)	November 11, 2004

Tab B: Press Releases Released to the Public (October 1, 2004 to present)

(Summary English translation)

Interim Consolidated Financial Statements (Unaudited)

(for the Six Months Ended September 30, 2004)

November 11, 2004

Electric Power Development Co., Ltd.
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Shigemitsu Ogawa, Accouting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Adoption of US Accounting Standards : None

1 . Business Performance (From April 1, 2004 to September 30, 2004)

(1) Results of Operations

(Rounded down to the nearest million yen)

	Operating Revenues		Operating Income		Ordinary Income	
	Unit : million yen	%	Unit : million yen	%	Unit : million yen	%
Six months ended Sep.30,2004	291,892	(5.4)	70,518	(△7.7)	45,748	(48.3)
Six months ended Sep.30,2003	276,908	(△3.4)	76,426	(2.3)	30,858	(△31.8)
Year ended Mar.31, 2004	569,854		132,138		44,446	

	Net Income		Net Income per Share	Fully diluted Net Income per Share
	Unit : million yen	%	yen	yen
Six months ended Sep.30,2004	29,604	(53.2)	213.27	—
Six months ended Sep.30,2003	19,328	(△31.2)	273.78	—
Year ended Mar.31, 2004	27,623		304.88	—

(Notes)

① Investment profit and loss in the equity method :
Six months ended Sep.30, 2004 : 87 million yen
Six months ended Sep.30, 2003 : 371 million yen
Year ended Mar.31, 2004 : 804 million yen

② Average number of shares outstanding :
Six months ended Sep.30, 2004 : 138,808,000 shares
Six months ended Sep.30, 2003 : 70,600,000 shares
Year ended Mar.31, 2004 : 90,167,869 shares

③ Changes in accounting methods : Yes(Early adoption of a new accounting standard for the impairment of fixed assets)

④ Figures in brackets are changes in percentage from the previous periods.

(2) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Six months ended Sep.30,2004	2,049,225	383,156	18.7	2,760.34
Six months ended Sep.30,2003	2,116,233	186,678	8.8	2,644.18
Year ended Mar.31, 2004	2,076,107	359,645	17.3	2,590.00

(Note) Number of shares outstanding :
Six months ended Sep.30, 2004 : 138,808,000 shares
Six months ended Sep.30, 2003 : 70,600,000 shares
Year ended Mar.31, 2004 : 138,808,000 shares

(3) Statements of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit : million yen	Unit : million yen	Unit : million yen	Unit : million yen
Six months ended Sep.30,2004	79,147	△19,552	△68,494	21,010
Six months ended Sep.30,2003	87,410	△26,954	△94,265	26,078
Year ended Mar.31, 2004	179,948	△64,507	△147,516	27,673

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries : 18

Number of non-consolidated subsidiaries accounted for by the equity method : 0

Number of affiliates accounted for by the equity method : 12

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated (New) : 8 (Exception) : 3

Equity Method (New) : 1 (Exception) : 0

2. Forecast for the Year Ending March 31,2005 (From April 1, 2004 to March 31, 2005)

(Unit : million yen)

	Operating Revenues	Ordinary Income	Net Income
Annual	approximately 578,000	approximately 55,000	approximately 35,000

(Reference) Projected net income per share (Annual) : approximately 252.15 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

Status of the Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 44 subsidiaries, and 36 affiliated companies (as of September 30, 2004). Its main business is the supply of electric power. The group's "other businesses" complement the electric power business. Electric power related businesses contribute to the smooth and efficient implementation of the electric power business, and diversified businesses utilize the management resources and expertise of the J-POWER Group.

The following two divisions match the classifications of the segment information by type of business listed in page19.

Electric Power

J-POWER is engaged in a wholesale power business involving the supply of electricity to Japan's ten EPCOs, the regional general electric utilities that supply electricity to general retail customers, from the hydroelectric, thermal and other types of power plants owned by the company. In addition, we are engaged in power consignment, which involves providing transmission and transformation facilities that J-POWER owns to nine EPCOs, the exception being Okinawa Electric Power Co., Inc. The main features of each type of facility are as follows.

Hydroelectric generation: Following the Company's establishment, we developed large-scale hydroelectric power plants. We own hydroelectric power generation facilities with a total generation capacity of 8,550MW. These facilities are capable of handling changes in power demand rapidly. Consequently, they are used primarily during the daytime when there is an increase in power demand.

Thermal generation: We specialize in coal-fired thermal power, and own the largest coal-fired thermal power facilities in Japan, with a total generation capacity of 7,810MW. Due to the low cost per calorie of foreign coal relative to other fossil fuels and to its being used as the resource that supports the primary portion of power demand, we can say that facility usage efficiency is high and that it this is a highly economical source of electricity.

Transmission: We own core transmission lines (with a total length of 2,404 kilometers) that link the supply regions of the 9 EPCOs. These include lines between Hokkaido and Honshu, Honshu and Shikoku, and Honshu and Kyushu. We also own frequency converter station that links areas with differing frequencies Eastern and Western Japan.

In addition, J-POWER's subsidiaries and affiliated companies are engaged in wind power generation, the wholesale supply of electric power to EPCOs by independent power producers, or IPPs, and the wholesale supply of electric power to companies that supply electricity to power producers and suppliers, or PPSs.

Principal affiliated companies:
ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-Shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., and Dream-Up Tomamae Co., Ltd.

Other Businesses

Electric power-related businesses:

We are engaged in businesses that complement the electric power business and contribute to its smooth and efficient implementation.

- Design, construction, and maintenance of facilities

  Design, construction, inspection and maintenance, and repair of electric power facilities such as power plants, as well as port operation relating to fuel and coal ash
- Supply of fuel for power generation

  Coal mine development, coal importation and transportation
- Services

  Management of welfare facilities, computing services, etc.

Diversified Businesses

Utilizing the group's management resources and expertise, J-POWER Group is engaged in the business of investing in overseas power generation, new power businesses in Japan such as waste-fueled power generation and co-generation, environmental businesses such as overseas afforestation, telecommunications businesses, and domestic and overseas engineering and consulting.

Principal affiliated companies:

JP Business Service Corporation, JPHYTEC Co., Ltd., JPec Co., Ltd., Kaihatsu Denshi Gijutsu Co., Ltd., EPDC CoalTech and Marine Co., Ltd., Kaihatsu Sekkei Consultant Co., Ltd., J-POWER RESOURCES Co., Ltd., J-POWER AUSTRALIA PTY. LTD., J-Power Investment Netherlands B.V., and JPOWER GENEX CAPITAL Co., Ltd.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group

Customers

Supply of Electric Power ⇐

Electric Power Business

(Wholesale power business)	(Filing company) Electric Power Development Co., Ltd. (J-POWER)

	(Subsidiaries)	(Affiliated companies)
(Other electric power businesses)	◎ITOIGAWA POWER Inc. ◎Ichihara Power Co., Ltd. ◎Nikaho-kogen Wind Power Co., Ltd. ◎Green Power Kuzumaki Co., Ltd. ◎ Nagasaki-Shikamachi Wind Power Co., Ltd. ◎Green Power Aso Co., Ltd. ◎J-Wind TAHARA Ltd. ◎Dream-Up Tomamae Co., Ltd. Bay Side Energy Co., Ltd. 2 other companies	OGENEX COMPANY, LIMITED J-WIND TOKIO Co., Ltd. Mihama Seaside Power Co., Ltd.

〔Provision of finance and services〕

Provision of finances and services ⇐

Other businesses

		(Subsidiaries)	(Affiliated companies)
Electric Power - related	Management of subsidiaries	◎JPOWER GENEX CAPITAL Co., Ltd.	
	Facility design, construction and maintenance	◎JPec Co, Ltd. ◎JPHYTEC Co., Ltd. ◎Kaihatsu Denshi Gijutsu Co., Ltd. ◎EPDC CoalTech and Marine Co., Ltd. ◎Kaihatsu Sekkei Consultant Co., Ltd. 11 other companies	Wind α Corporation. Nishi Kyushu Kyodo Kowan Co., Ltd. Tachibana Karyoku Kowan Service Co., Ltd. Central Power Transmission Construction Co., Ltd.
	Supply of fuel for power generation	◎J-POWER RESOURCES Co., Ltd. ◎J-POWER AUSTRALIA PTY.LTD. 3 other companies	
	Services	◎JP Business Service Corporation 1 other company	
Diversified	International businesses	◎J-Power Investment Netherlands B.V. Bharat EPDC Energy Pvt. Ltd. J-POWER INVESTMENT U.K.. Ltd.	○Gulf Electric Public Co., Ltd. ○Gulf Cogeneration Co., Ltd. ○Gulf Power Generation Co., Ltd. ○Samutprakarn Cogeneration Co., Ltd. ○Nong Khae Cogeneration Co., Ltd. ○Gulf Yala Green Co., Ltd. ○Trang Biomass Co., Ltd. ○Thaioil Power Co., Ltd. ○Independent Power(Thailand)Co., Ltd. ○SEC HoldCo, S.A. ○Chiahui Power Corporation, 8 other companies
	Environment and energy	Omuta Plant Service Co., Ltd.	Omuta Recycle Power Co., Ltd. Kanamachi Purification Plant Energy Service, Co., Ltd. 4 other companies
	Telecommunications	Japan Network Engineering Co., Ltd.	Kawagoe Cable Vision Co., Ltd.
	Other	Kaihatsu Hiryo Co., Ltd. Epure Co., Ltd. 2 other companies	Okutadami Kanko Co., Ltd., ASHCREATE CORPORATION

⇒ Flow of finances and services ◎ Consolidated subsidiary ○ Affiliated company accounted for through the equity method
No indicator: Non-consolidated subsidiary or affiliated company not accounted for by equity method

Note: The names of companies that operate businesses associated with several segments are listed in the main business segment.

The following changes occurred in the principal affiliated companies during the interim consolidated accounting period of the fiscal year ending March 31, 2005.

1. From the interim consolidated accounting period of the fiscal year ending March 31, 2005, the following companies became consolidated subsidiaries because they are important in the group's medium to long-term management strategy: Ichihara Power Co., Ltd., Nikaho-Kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-Shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd. and JPOWER GENEX CAPITAL Co., Ltd. Similarly, GENEX COMPANY, LIMITED, an affiliated company that was not accounted for through the equity method, became an equity-method affiliate. Also, Dream-Up Tomamae Co., Ltd., which had been a non-equity-method affiliate, became a consolidated subsidiary of the Company as a result of the purchase of shares held by Tomamaemacho.
2. J-POWER Privatization Fund Co., Ltd., which was the Company's parent company and a major shareholder, was established as a corporation for the purpose of appropriately and reliably implementing the purchase and sale of the Company's shares so as to achieve full privatization. Upon the public listing of the Company's shares on October 6, 2004, J-POWER Privatization Fund Co., Ltd. ceased to be the Company's parent company and major shareholder as a result of the sale of its entire shareholding in the Company.
3. J-POWER implemented the Third Phase of the Restructure Plan (from the fiscal year ending March 31, 2002 until the fiscal year ending March 31, 2006) with the aim of organization-wide strengthening of competitiveness in the wholesale electricity supply business. As part of this plan, we reorganized group companies on April 1, 2004 in order to further reinforce efforts aimed at enhancing the efficiency of the operations of the group as a whole as well as to reduce costs. As a result, among the consolidated subsidiaries, EPDC Industrial Co., Ltd. merged with The Kaihatsu Keisan Center Co., Ltd. and the surviving entity became JP Business Service Corporation. Kaihatsu Koji Co., Ltd. absorbed the compensation department of Denpatsu Kankyo Ryokka Center Co., Ltd. as well as the hydroelectric, transmission and transformation department of Kaihatsu Denki Co., Ltd., and the surviving entity became JPHYTEC Co., Ltd. Kaihatsu Denki Co., Ltd. acquired the environmental afforestation department of Denpatsu Kankyo Ryokka Center Co., Ltd. and the coal unloading and transporting and coal marine transporting department of EPDC CoalTech and Marine Co., Ltd., and the surviving entity changed its name to JPec Co., Ltd. In addition, Denpatsu Holding Company Ltd. merged into the Company. Owing to the reorganization mentioned above, a resolution for the dissolution of Denpatsu Kankyo Ryokka Center Co., Ltd. was carried on April 5, 2004 and settled on June 14, 2004.
4. EPDC Overseas Coal Co., Ltd. changed its name to J-POWER RESOURCES Co., Ltd. as of July 1, 2004.
5. EPDC (Australia) Pty. Ltd. changed its name to J-POWER AUSTRALIA PTY. LTD. as of August 1, 2004.

Management Policies

1. Basic Policy of Management

Under the corporate philosophy of "aiming to ensure a constant supply of energy to contribute to the sustainable development of Japan and the rest of the world," our company is striving to actively expand our operations centering on two sectors – energy and the environment.

In addition, against the backdrop of an increasingly tough business environment brought about by reform in the electric utilities system, and to ensure smooth privatization and continuation of development as a private company, in fiscal 2001 we established the medium-term management policies of "strengthening competitiveness in the wholesale electric power business" and "promoting the expansion of international and new businesses." With regard specifically to the former, we are implementing the Third Phase of the Restructure Plan from 2001 to fiscal 2005 as a business-restructuring program in order to achieve this objective.

J-POWER was listed on the Tokyo Stock Exchange on October 6, 2004, and has completed the process of privatization. Based on the aforementioned policy, and in addition to carrying out fair and transparent management as a public company, J-POWER is working to increase corporate value and satisfy the expectations of its diverse stakeholders.

2. Basic Policy Concerning Profit Distribution

J-POWER has dramatically expanded shareholder equity by increasing capital through a third-party allocation of shares in December 2003. Taking into account the business environment surrounding the J-POWER Group, however, further improvements in the company's balance sheet are necessary. For the time being, J-POWER's basic policy of profit distribution is to increase retained earnings in order to bolster corporate fundamentals while continuing to pay regular dividends.

In order to respond to future changes in the business environment, and to continue improving corporate value, internal reserves will be allocated to new business investments and used to reduce interest-bearing debt to strengthen the company's balance sheet.

As in the past, we do not plan on interim dividend distributions in March 2005; however, we will distribute ¥60 per share at term-end.

3. Target Management Indicators

The following targets were set in March 2004 on the basis of trends in performance brought about by cutbacks in capital investment and assets, the financial situation after the capital increase, progress in personnel cutbacks and cost-cutting, and steady progress in new businesses within Japan and overseas.

- Consolidated equity ratio: 20% or higher (as of the end of 2006)
- Consolidated ordinary income: ¥45 billion or more (3-year average from 2004 through 2006)

4. J-POWER Group Business Environment and Issues to be Addressed

(1) J-POWER Group Business Environment

In June 2003, the Electric Utilities Industry Law was amended as a part of electric utilities planning reform brought about by the slowing of the growth rate for power

demand that is expected in the medium term due to structural changes in the economy. A number of elements for a competitive market environment have been put in place. These include the staged expansion of the scope of liberalization in the retail supply of electricity, the creation of a wholesale electric power exchange (trading scheduled to start from April 2005), and the establishment of an unbiased institution and regulations on conduct to ensure impartiality and transparency in the power supply and distribution sectors. In conjunction with these changes, an increase in new industry players is anticipated, which should lead to increased competition in the electric power industry.

Also, in reference to the scope of the above retail liberalization, the portion of electricity demand subject to liberalization increased to about 40%, and in April 2005 it is expected increase to as much as 60%. In response to the demand for low power rates from vendors and to secure customer bases, general electric power vendors reduced retail rates in 2000 and 2002 following the retail sector liberalization that started in March 2000. This led to the implementation of further reductions by Tokyo Electric Power Company in October 2004. There is the possibility that general electric power vendors will likewise carry out reductions.

Due to the majority of our operating revenues being earned through the wholesale provision of electricity to EPCOs, there is also a possibility that J-POWER's wholesale power rates will be subjected to demands for further reductions from them.

Significant progress is also expected on the Kyoto Protocol, which specifies goals for reduction in the greenhouse gas emissions of industrialized nations, due to ratification by Russia's Duma in October 2004. Our company retains a large number of coal-fired thermal power stations, and we need to keep an eye on developments both domestic and abroad that aim to achieve reductions in greenhouse gas emissions.

While responding appropriately to changes based this type of business environment, the J-POWER Group as a whole will endeavor to improve profit-earning capacity by improving management efficiency. In doing so, it will establish a strong corporate structure.

(2) Bolstering our Competitiveness in the Wholesale Electric Power Business: the Third Phase of the Restructure Plan

In the wholesale electric power business, which constitutes the largest pillar of J-POWER's operations, since Fiscal 2001 we have been pushing ahead with the Third Phase of the Restructure Plan (a five-year plan extending until 2005). We are doing this in an effort to anticipate changes in the aforementioned business environment, bolster competitiveness by cost cutting in existing operating facilities, and improve profitability.

① Review of the Group Management Framework

In order to upgrade and improve operational efficiency for the group as a whole, in April 2003 an integrated maintenance and operation framework was developed between J-POWER and key subsidiaries relating to the maintenance of electric power facilities. Key subsidiaries were reorganized in April 2004 on the basis of this new framework.

② Improving Personnel Efficiency and Cost-Cutting

To improve personnel efficiency, J-POWER is steadily moving towards its goal of reducing the number of group personnel. Through measures such as

reductions in new employment and renovation of the early retirement system, by the end of Fiscal 2005 the level is to be lowered by 2,000 from the level in Fiscal 2000 (8,000 to 6,000). In addition, given the aforementioned integrated maintenance and operational framework, J-POWER is committed to improving the management efficiency of the overall group so as to achieve a targeted 20% cutback in manageable costs during the same period.

③ Strengthening the Balance Sheet

By cutting back on capital investment and converting the head office building to liquid assets in response to a revision in the power station construction plan and an increase in capital implemented in December 2003, interest-bearing debt fell about 28% from a peak at the end of 2000 (balance of about ¥1.5 trillion in interest-bearing loans at the end of the said interim term). In addition to working toward a reduction in interest-bearing debt while employing a stable operating cash flow, J-POWER will endeavor to further strengthen its balance sheet by boosting shareholder equity through profit accumulation. In March 2003, the company issued publicly offered bonds without government guarantees and is committed to the diversification and stabilization of financing methods.

(3) Strengthening the Commitment to New Business Sectors: Promotion of the Expansion of International and New Businesses

Capitalizing on the group's core operational and technological competencies fostered through business experience in Japan and abroad extending back 50 years, J-POWER is endeavoring to build new profit bases, by dedicating funds and personnel at home and abroad to the electrical power, environment, energy resources, and engineering sectors.

① Domestic Electric Power Business

J-POWER is committed to the wholesale supply of electric power to general electric power vendors through IPP (independent power producers), the wholesale supply of electric power to PPS (power producers and suppliers), as well as to the business of power generation using renewable energy resources such as wind-power and waste. To date, J-POWER has either invested in or made the decision to invest in three IPPs as a joint venture partner. The aggregate output of the concerned power stations is 520,000kW, including power stations under construction. For the wholesale supply of power for PPS, J-POWER has been constructing three LNG thermal power plants each with a capacity of 100,000kW on Tokyo Bay. One of these began commercial operations on October 1, 2004. Four wind power generation plants (with a total output of 80,000kW) are already in commercial operation, and five other plants are under construction. Including those under construction, this yields an aggregate output of 210,000 kW. These projects are normally carried out as joint ventures with other companies, or through the establishment of an independent operating company. In addition, the Japan Electric Power Exchange was established in November 2003, and the examination of transaction rules as well as preparations for the development of an exchange system are underway with a view to the commencement of the trading of wholesale electric power in April 2005. J-POWER is a member (investor) of the exchange, and plans to participate in the trading of wholesale power.

② Overseas Electric Power Operations

Capitalizing on our experience and on the network developed through our consulting business, which boasts a total of 233 projects in 59 overseas countries and regions (as of the end of September 2004), J-POWER is participating in the IPP (independent power producers) business. This is especially the case in Asia, where high growth in demand for power is anticipated. J-POWER has invested in 15 IPPs in six countries and regions, and 11 of these are in commercial operation. The total output of power stations in commercial operation is 2.11 million kW. While appropriately managing risk, J-POWER intends to develop this business into a second pillar of operations.

③ Environment, Energy Resources and Engineering Businesses

In the environmental sector, J-POWER is aiming to participate in overseas reforestation projects, waste-related projects, and projects related to flexibility measures (Joint Implementation, CDM, etc.*2) incorporated in the Kyoto Protocol *1. Also, we aim to participate in development, investment, sales, and transactions focusing on coal in the energy resources sector. In the engineering sector, J-POWER is involved in projects such as leased optical fiber conductor telecommunications, underground development and utilization engineering.

* 1 Kyoto Protocol: Parties to the United Nations Framework Convention on Climate Change (issued in 1994), an international convention with the objective of stabilizing the concentration of greenhouse gases in the atmosphere gathered, and adopted Protocol at the 3rd Conference of the Parties to the United Nations Framework Convention on Climate Change (COP3) held in Kyoto in December 1997. The Kyoto Protocol stipulates targets for the reduction of greenhouse gas emissions as well as the mechanisms for achieving these reductions.

* 2 Joint Implementation: A mechanism whereby industrialized nations jointly carry out projects to cut CO_2 emissions and to absorb CO_2. Investing countries are able to obtain the reductions in emissions as credits to help achieve their own targets.

CDM (Clean Development Mechanism):

A mechanism whereby industrialized nations and developing countries carry out joint projects to cut greenhouse gas emissions in developing countries. The investing nations are able to receive credits equivalent to the reduction in such emissions that are applicable towards the attainment of their numerical target.

(4) Promotion of Oma Nuclear Power Plant Project

Based on the review of the power station site plan for the Oma Nuclear Power Plant Project, an application for the approval of the siting of a nuclear reactor was submitted to the Minister of Economy, Trade and Industry in March 2004. It is currently under review (operation is scheduled to start in March 2012).

(5) Response to Global Environmental Problems

As the owner of a large number of coal-fired thermal power stations, J-POWER is engaged in a wide range of initiatives addressing global environmental problems. Moreover, in addition to making steady progress with the Oma Nuclear Power Plant Project, a CO_2-free power supply source, we are developing wind and biomass power generation and are implementing projects in Central and South America in preparation for the embodiment of the flexibility measures (joint implementation, CDM, etc.) incorporated into the Kyoto Protocol.

5. Corporate Governance Stance

The J-POWER Group is engaged in a variety of initiatives in recognition of the extreme importance of enhancing corporate governance and the thorough implementation of compliance.

J-POWER has adopted an auditing plan that includes 12 directors and 3 auditors (as of the end of September 2004). Board of Directors meetings is, as a rule, held once per month. These are held with independent auditors in attendance. Additional meetings are held as necessary. The Executive Committee meets, as a rule, every week. At these meetings, matters discussed at the board of directors meeting, the overall administrative policy of company management and important matters concerning management are deliberated, thus enabling precise and prompt decision making and efficient company management. The effectiveness of the independent auditing function is also enhanced through the attendance of independent auditors at Executive Committee meetings. Moreover, through internal audits by the Inspection Office, J-POWER is working to maintain the smooth and appropriate administration of the company's operations.

J-POWER's corporate governance framework and internal control framework are shown below.



Shareholders' Meeting
Appointment/Dismissal
Appointment/Dismiss
Board of Directors
Executive Committee
President & CEO
Executive Directors
Audit of operations and accounts
Board of Corporate Auditors
Corporate Auditors
Appointment/Dismiss
Audit of accounts
Independent Audito
Internal Audit & Legal Office (Compliance consultation point)
Compliance Action Committee
Internal organizations
Disclosure Committee

J-POWER has concluded an agreement with Shin Nihon & Co., to be the independent auditor, responsible for the auditing of J-POWER's accounts.

In an effort to improve the accountability and transparency of business activities, J-POWER has established a Disclosure Committee chaired by one of the executive vice presidents. The committee is to ensure the vigorous, impartial, and transparent

disclosure of corporate information. Additionally, in a bid to strengthen measures for countering non-compliance, the committee has formulated a Compliance Code as specific criteria for judging the conduct of every employee, including managers. A Compliance Action Committee chaired by the president has also been established as an organization for dealing swiftly with breaches in compliance and preventing their recurrence.

J-POWER has appointed an independent auditor as an outside officer who has no particular vested interest in J-POWER.

In the year ending March 2004, the number of directors was reduced from 15 to 13 in order to strengthen responsibility and authority and to speed up the decision-making process. As of the end of September 2004, this number had been cut further to 12. In addition, a Compliance Consultation Point has been established within the Inspection Office as a point of contact for employees confronting compliance questions in the course of their duties.

Operating Results and Financial Standing

1. Operating Results

(1) Overview of Current Interim Period

① Quantity of Power Sold by the Electric Utilities

With regard to demand for electric power for the first half of this fiscal year, the record-breaking hot summer caused an increase in demand for air-conditioning, and the quantity of power sold by the 10 general electric utilities increased 5.5% compared to the corresponding period last year.

Against this backdrop, the quantity of power sold (total of hydroelectric and thermal power) by J-POWER increased to 30.4 billion kWh, a 5.0% increase compared with the same period last year. Hydroelectric power was characterized by a substantial water excess over the same period last year (a rise in the water supply rate from 109% to 113%). As a result of stockage in reservoirs, the quantity of power sold fell 2.9% from the corresponding period last year to 6.4 billion kWh. Sales of thermal power increased by 7.3% over the same period last year to 24.0 billion kWh due to the high level of activity at power stations.

With regard to other electric power sales, in addition to Itoigawa Power Plant Co., Ltd. which started operation last year, the new consolidation of Ichihara Power Co., Ltd., Nikaho Kogen Wind Power Generation Co., Ltd. and Green Power Kuzumaki Co., which started commercial operations this interim period, lifted the quantity of power sold by 11.6% over the corresponding period last year to 300 million kWh. The total for electric power sales increased to 30.7 billion kWh, an increase of 5.0% over the corresponding period the year prior.

② Overview of Income and Expenditure

Consolidated sales (operating revenues) for the current interim period increased by 5.4% over the same period last year to ¥291.9 billion, and interim ordinary revenues including operating revenues, rose by 5.4% over the corresponding period last year to ¥294 billion.

Meanwhile, although there was a reduction in personnel and depreciation expenses, the increase in fuel expenses caused by the high utilization of thermal power stations pushed operating expenses up to ¥221.4 billion, up 10.4% over the corresponding period the year prior. A dramatic reduction in interest paid helped reduce non-operating expenses by 43.6% of the figure for the corresponding period last year to ¥26.8 billion, and interim ordinary expenses were on par with those of the same period last year at ¥248.2 billion.

This resulted in interim ordinary profits of ¥45.7 billion, a 48.3% increase compared with the corresponding period last year. Also, due to the provision for fluctuation in water levels, the interim net profit increased to ¥29.6 billion, an increase of 53.2% relative to the corresponding period last year.

An overview of income and expenditure itemized by business segment is shown below.

(Electric Utilities)

Electric power operating revenues for the current interim period were characterized by a reduction in transmission revenues due to the revision in charges. However, the high level of activity of thermal power stations and the expansions of Okutadami and Otori Power Stations (to start operations in June 2003), which operated for the full year, resulted in an increase in revenues. Moreover, the addition of the sales of newly consolidated Ichihara Power Co., Ltd., Nikaho Kogen Wind Power Generation Co., Ltd., and Green Power Kuzumaki Co. lifted revenues to ¥276.8 billion, an increase of 4.6% relative to the same period last year.

While electric power operating expenses, personnel and depreciation expenses fell due to progress in depreciation in the fixed rate, there was an increase in fuel expenses caused by a high level of activity in thermal power stations, and an increase in repair expenses due to routine inspections. In combination with the operating expenses of newly consolidated subsidiaries, expenses increased to ¥203 billion, an increase of 9.9% compared with the corresponding period last year.

(Other Business)

Due to an increase in sales outside the group by consolidated subsidiaries, operating revenues from other business rose to ¥15.1 billion during the current interim period, an increase of 24.1% relative to the corresponding period last year.

On the contrary, due to an increase in the cost of sales attributable to an increase in sales to customers outside the group, operating expenses for other business jumped to ¥18.4 billion. This was an increase of 16.3% relative to the same period last year.

③ Dividends

No dividend will be paid this interim period.

(2) Outlook for this fiscal year

The quantity of hydroelectric power sold was characterized by an abundance of water for the interim period. For the period as a whole, however, it is expected to drop to ¥10.3 billion kWh, a decrease of 5.5% compared with the prior period. With respect to thermal power, a utilization rate that is higher than projected is expected to continue on into the interim period. The quantity of power to be sold for the period as a whole, however, is expected to drop to ¥46.5 billion kWh, a decrease of 2.9% relative to the period prior.

Although the regular revision of charges for overseas coal-fired power in April 2004 will cause a drop in sales, rising fuel prices are expected to result in a rise to ¥578 billion. This is an increase of 1.4% over the previous period on a consolidated basis. On a parent-only basis, the projection is for an increase to around ¥536 billion, or an increase of 2.6%.

While the revision of charge will have an impact in ordinary profits, the reduction in depreciation expenses due to progress in depreciation and the dramatic reduction in interest paid are expected to result in a drop in expenses, causing an increase of 23.7% in these profits relative to the prior period. This amounts to about ¥55 billion on a consolidated basis, and represents an increase to around ¥48 billion on non-consolidated basis, or an increase of 43.2% relative to the prior period.

2. Financial Standing

(1) State of Assets, Liabilities and Equity

While fixed assets increased with the impact of Ichihara Power Co., Ltd. newly-consolidated from the current interim period, a decrease caused by the progress in depreciation reduced asset value relative to the end of the previous period by ¥32.7 billion to ¥1.9124 trillion. Total assets, a figure arrived at by combining fixed assets and current assets, fell by ¥26.9 billion from the end of the previous period to ¥2.0492 trillion.

While the repayment of loans and corporate bonds resulted in a reduction of ¥51.1 billion in liabilities from the end of the prior period, total liabilities at the end of the current interim period came to ¥1.6649 trillion. Of this, interest-bearing liabilities fell by ¥51.6 billion from the end of the previous period to ¥1.5413 trillion.

Total equity at the end of the current interim period increased to ¥383.2 billion, an increase relative to the end of the previous period of ¥23.5 billion on a consolidated basis.

(2) Status of the Consolidated Cash Flow

The balance of cash and cash equivalents at the end of the current interim period was characterized by an increase of ¥79.1 billion as a result of operating activities. There were expenditures, however, of ¥19.6 billion due to investing activities and the acquisition of fixed assets. Also, there was ¥68.5 billion in financing activities expenditures. Combining the increase of ¥2.3 billion brought about by the consolidation of new companies and the balance of ¥27.7 billion from the end of the preceding period resulted in a balance of ¥21 billion at the end of the current interim period.

(Cashflow Generated by Operating Activities)

Cashflow generated by operating activities was characterized by an increase in operating revenues due to the high level of activity in thermal power stations. The reduction in depreciation expenses caused by progress in depreciation in the fixed rate and an increase in accounts receivable, however, caused net cash flow to fall by ¥8.3 billion (9.5%) relative to the corresponding period last year. The result was a net inflow of ¥79.1 billion.

(Cashflow Generated by Investment Activities)

Despite an increase in the construction expenses of J-Wind TAHARA, Ltd. and others newly consolidated from the current interim period, a reduction in loans to new-business related IPP operating companies, caused cash flow used in investment activities to fall by ¥7.4 billion (27.5%) relative to the corresponding period last year to a net outflow of ¥19.6 billion.

(Cashflow Generated by Financing Activities)

Cashflow generated through financing activities was characterized by an increase in expenditure due to the redemption in corporate bonds (including DA). A reduction in the repayment of borrowings caused the net cash outflow to fall by ¥25.8 billion (27.3%) relative to the same period last year. This resulted in a net outflow of ¥68.5 billion.

(3) Trends in Cash Flow Indicators

	Fiscal 2000	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004 Interim
Equity ratio	5.7%	6.6%	7.7%	17.3%	18.7%
Market value-based equity ratio	—	—	—	—	—
No. of years required to redeem liabilities	14.6 years	10.0 years	11.3 years	8.9 years	9.7 years
Interest coverage ratio	1.9	2.9	1.9	2.1	3.2

Notes: Equity ratio: shareholder equity/total assets

No. of years required to redeem liabilities: Interest-bearing liabilities/operating cash flow

Interest coverage ratio: operating cash flow/interest payments

* Each indicator is calculated using consolidated basis financial figures.
* Interest-bearing liabilities include bonds, long-term loans (both including liabilities due within one year), short-term loans and commercial papers. In addition, interest payments are calculated from the amount of interest paid on the consolidated cashflow statement.
* The calculation of the number of years required to redeem liabilities for the current interim period is calculated by doubling the amount of operating cash flow.
* J-POWER was listed on the Tokyo Stock Exchange on October 6, 2004. Consequently, the market value-based equity ratio has been omitted.

INTERIM CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Sep. 30, 2004	As of Mar. 31, 2004	Increase / decrease	As of Sep. 30, 2003
(Assets)				
Property, Plant and Equipment	1,912,397	1,945,140	△ 32,743	1,979,195
Power plants	1,586,238	1,623,367	△ 37,128	1,675,662
Hydroelectric power production facilities	502,075	506,703	△ 4,627	513,214
Thermal power production facilities	716,348	746,203	△ 29,855	780,793
Internal combustion power generation facilities	10,374	—	10,374	—
Transmission facilities	280,911	289,771	△ 8,860	298,691
Transformation facilities	42,872	43,795	△ 923	45,568
Communication facilities	10,191	10,983	△ 791	10,890
General facilities	23,465	25,909	△ 2,443	26,504
Other property, plant & equipment	27,715	28,982	△ 1,266	27,980
Construction in progress	166,031	160,832	5,198	145,564
Investments and other assets	132,412	131,958	453	129,988
Long-term investments	83,488	86,081	△ 2,593	85,883
Deferred tax assets	46,116	44,270	1,845	41,819
Other investments	2,882	1,688	1,194	2,365
Allowance for doubtful accounts	△ 74	△ 81	7	△ 80
Current assets	136,827	130,967	5,860	137,037
Cash and bank deposits	21,140	27,804	△ 6,663	26,427
Notes and accounts receivable	53,076	49,722	3,353	46,761
Short-term investments	7,942	7,918	24	1,355
Inventories	18,184	11,750	6,434	13,216
Deferred tax assets	5,143	4,943	200	8,525
Other current assets	31,344	28,844	2,499	40,759
Allowance for doubtful accounts	△ 5	△ 17	12	△ 7
Total assets	2,049,225	2,076,107	△ 26,882	2,116,233

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Sep. 30, 2004	As of Mar. 31, 2004	Increase / decrease	As of Sep. 30, 2003
(Liabilities, Minority Interests and Shareholders' Equity)				
Long-term liabilities	1,454,881	1,510,088	△ 55,207	1,594,474
Bond	734,501	829,751	△ 95,250	814,751
Long-term loans	665,609	625,116	40,493	727,882
Accrued employee retirement benefits	48,914	49,546	△ 631	50,558
Other allowances	393	404	△ 11	
Deferred tax liabilities	292	254	37	162
Other long-term liabilities	5,169	5,014	154	1,119
Current liabilities	208,790	205,165	3,625	334,137
Current portion of long-term debt and other	95,321	57,595	37,726	89,896
Short-term loans	45,828	40,466	5,362	161,880
Commercial paper		40,000	△ 40,000	15,000
Notes and accounts payable	6,714	12,776	△ 6,061	7,422
Income and other taxes payable	24,010	14,515	9,494	19,044
Other allowances	81	95	△ 14	509
Other current liabilities	36,832	39,714	△ 2,882	40,383
Reserves under special laws	1,218	689	528	517
Reserve for fluctuation in water levels	1,218	689	528	517
Total liabilities	1,664,890	1,715,943	△ 51,053	1,929,129
Minority interests	1,178	519	659	425
(Shareholders' equity)				
Common stock	152,449	152,449		70,600
Capital surplus	81,849	81,849		
Retained earnings	146,165	123,213	22,951	114,919
Unrealized gain on other securities	4,904	3,738	1,166	2,087
Foreign currency translation adjustments	△ 2,212	△ 1,605	△ 606	△ 927
Total shareholders' equity	383,156	359,645	23,511	186,678
Total Liabilities, Minority Interests and Shareholders' Equity	2,049,225	2,076,107	△ 26,882	2,116,233

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Six months ended Sep.30, 2004	Six months ended Sep.30, 2003	Increase / decrease	Year ended Mar.31, 2004
(Revenues)				
Operating revenues	291,892	276,908	14,984	569,854
Electric power	276,817	264,761	12,056	522,922
Other	15,074	12,146	2,927	46,931
Non-operating revenues	2,076	2,065	10	4,067
Dividend income	808	670	138	912
Interest income	391	326	64	794
Equity income of affiliates	87	371	△ 283	804
Other	788	697	90	1,556
Total Ordinary Revenues	293,968	278,974	14,994	573,921
(Expenses)				
Operating expenses	221,374	200,482	20,892	437,715
Electric power	202,940	184,634	18,305	386,463
Other	18,434	15,848	2,586	51,251
(Operating income)	(70,518)	(76,426)	(△ 5,907)	(132,138)
Non-operating expenses	26,846	47,633	△ 20,787	91,759
Interest expenses	24,290	46,228	△ 21,937	83,519
Other	2,555	1,404	1,150	8,239
Total Ordinary Expenses	248,220	248,115	104	529,475
Ordinary income	45,748	30,858	14,889	44,446
(Provision for) reversal of reserve for fluctuation in water levels	528	517	11	689
Income before income taxes and minority interests	45,219	30,340	14,878	43,757
Income taxes - current	17,429	11,487	5,942	16,222
Income taxes - deferred	△ 1,807	△ 602	△ 1,205	△ 309
Minority interests or losses	△ 7	126	△ 133	220
Net income	29,604	19,328	10,275	27,623

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Six months ended Sep.30, 2004	Six months ended Sep.30, 2003	Year ended Mar.31, 2004
(Capital surplus)			
Capital surplus at beginning of year	81,849	—	—
Increase in capital surplus	—	—	81,849
Issuance of common stock	—	—	81,849
Capital surplus at end of interim period	81,849	—	81,849
(Retained earnings)			
Retained earnings at beginning of year	123,213	99,528	99,528
Increase in retained earnings	29,914	19,778	28,073
Net income	29,604	19,328	27,623
Increase in retained earnings due to increase in consolidated subsidiaries	137	0	0
Increase due to the addition of affiliates accounted for by the equity method	173	—	—
Increase due to equity-method changes	—	449	449
Decrease in retained earnings	6,962	4,388	4,388
Dividends	5,410	4,236	4,236
Bonuses to deirectors and statutory auditors	132	152	152
Decrease in retained earnings due to increase in consolidated subsidiaries	1,420	—	—
Retained earnings at end of period	146,165	114,919	123,213

(Note) Figures less than one million yen have been rounded off.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit : millions of yen)

	Six months ended Sep.30, 2004	Six months ended Sep.30, 2003	Increase / Decrease	Year ended Mar.31, 2004
Cash flows from operating activities:				
Income before income taxes and minority interests	45,219	30,340	14,878	43,757
Depreciation	61,763	65,081	△ 3,318	131,380
Loss on impairment of fixed assets	1,848	–	1,848	–
Loss on disposal of property, plant and equipment	1,651	529	1,121	2,464
(Decrease) increase in accrued employee's retirement benefi	△ 631	1,419	△ 2,051	407
Increase in reserve for fluctuation in water levels	528	517	11	689
Interest and dividends	△ 1,200	△ 997	△ 203	△ 1,707
Interest expenses	24,290	46,228	△ 21,937	83,519
(Increase) decrease in notes and accounts receivable	△ 1,098	5,180	△ 6,278	94
(Increase) in inventories	△ 6,527	△ 1,826	△ 4,701	△ 326
(Decrease) increase in notes and accounts payable	△ 11,503	△ 6,867	△ 4,636	4,406
Equity in earnings of affiliates	△ 87	△ 371	283	△ 804
Others	△ 3,691	9,790	△ 13,481	23,689
Sub-total	110,562	149,027	△ 38,465	287,572
Interest and dividends received	859	735	124	1,323
Interest paid	△ 25,057	△ 50,064	25,007	△ 87,223
Income taxes paid	△ 7,217	△ 12,286	5,069	△ 21,724
Net cash provided by operating activities	79,147	87,410	△ 8,263	179,948
Cash flows from investing activities:				
Payments for purchase of property,plant and equipment	△ 18,709	△ 17,544	△ 1,165	△ 52,337
Proceeds from constructions grants	1,860	1,323	537	3,124
Proceeds from sales of property,plant and equipment	276	84	191	258
Payments for investments and advances	△ 2,730	△ 11,687	8,956	△ 22,250
Proceeds from collections of investments and advances	1,049	1,209	△ 160	7,056
Proceeds from cash and cash equivalents due to inclusion in consolidation	8	–	8	–
Others	△ 1,306	△ 339	△ 966	△ 359
Net cash used in investing activities	△ 19,552	△ 26,954	7,401	△ 64,507
Cash flows from financing activities:				
Proceeds from issuance of bonds	–	19,998	△ 19,998	49,988
Redemption of bonds	△ 60,250	△ 10,000	△ 50,250	△ 45,010
Proceeds from long-term loans	70,135	4,516	65,618	166,035
Repayment of long-term loans	△ 37,520	△ 223,153	185,633	△ 499,603
Proceeds from short-term loans	84,258	179,772	△ 95,514	239,730
Repayment of short-term loans	△ 79,598	△ 74,714	△ 4,883	△ 256,087
Proceeds from issuance of commercial paper	122,999	14,999	108,000	83,998
Redemption of commercial paper	△ 163,000	–	△ 163,000	△ 44,000
Issuance of common stock	–	–	–	163,115
Payments for purchase of consolidated subsidiary's equity	–	△ 1,439	1,439	△ 1,439
Dividends paid	△ 5,410	△ 4,236	△ 1,174	△ 4,236
Dividends paid to minority interests	△ 108	△ 7	△ 100	△ 7
Net cash used in financing activities	△ 68,494	△ 94,265	25,771	△ 147,516
Foreign currency translation adjustments on cash and cash equivalents	△ 40	26	△ 66	△ 184
Net decrease in cash and cash equivalents	△ 8,940	△ 33,782	24,842	△ 32,260
Cash and cash equivalents at beginning of year	27,673	59,787	△ 32,113	59,787
Increase in cash from the addition of consolidated subsidiaries	2,276	74	2,202	147
Cash and cash equivalents at end of the period	21,010	26,078	△ 5,068	27,673

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1) Business Segments

[Six months ended Sep.30, 2004] (Unit : millions of yen)

	Electric power	Others	Subtotal	Elimination	Consolidated
Operating revenues					
(1) Sales to customers	276,817	15,074	291,892	—	291,892
(2) Intersegment sales	680	86,114	86,795	(86,795)	—
Total sales	277,498	101,189	378,687	(86,795)	291,892
Operating expenses	211,552	97,612	309,165	(87,791)	221,374
Operating income	65,945	3,576	69,522	995	70,518

[Six months ended Sep.30, 2003] (Unit : millions of yen)

	Electric power	Others	Subtotal	Elimination	Consolidated
Operating revenues					
(1) Sales to customers	264,761	12,146	276,908	—	276,908
(2) Intersegment sales	214	66,412	66,626	(66,626)	—
Total sales	264,975	78,559	343,534	(66,626)	276,908
Operating expenses	192,180	75,028	267,209	(66,726)	200,482
Operating income	72,794	3,530	76,325	100	76,426

[Year ended Mar.31, 2004] (Unit : millions of yen)

	Electric power	Others	Subtotal	Elimination	Consolidated
Operating revenues					
(1) Sales to customers	522,922	46,931	569,854	—	569,854
(2) Intersegment sales	527	150,047	150,575	(150,575)	—
Total sales	523,450	196,978	720,429	(150,575)	569,854
Operating expenses	404,046	184,193	588,239	(150,524)	437,715
Operating income	119,404	12,785	132,189	(50)	132,138

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues,geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

[Appendix 1]

Revenues and Expenses (Consolidated)

(Unit:million of yen)

	Six months ended Sep.30 2004 (A)	Six months endedSep.30 2003 (B)	(A) - (B)	(A/B)
	Million yen	million yen	million yen	%
Operating revenues	291,892	276,908	14,984	105.4
Electric power operating revenues	276,817	264,761	12,056	104.6
Electric power sales to other companies	245,184	231,725	13,458	105.8
Hydro	72,772	72,073	698	101.0
Thermal	171,879	159,651	12,227	107.7
Other	531	—	531	—
Transmission revenues	30,586	31,697	△ 1,111	96.5
Other electricity revenues	1,047	1,337	△ 290	78.3
Other operating revenues	15,074	12,146	2,927	124.1
Non-operating revenues	2,076	2,065	10	100.5
Dividend income	808	670	138	120.6
Interest income	391	326	64	119.9
Equity income of affiliates	87	371	△ 283	23.5
Other	788	697	90	113.0
Total Ordinary Revenues	293,968	278,974	14,994	105.4
Operating expenses	221,374	200,482	20,892	110.4
Electric power operating expenses	202,940	184,634	18,305	109.9
Personnel expenses	18,597	21,984	△ 3,387	84.6
Fuel cost	54,396	41,396	12,999	131.4
Repair expense	19,116	12,497	6,618	153.0
Cosignment cost	15,621	11,864	3,757	131.7
Taxes and duties	12,521	12,006	514	104.3
Depreciation and amortization cost	60,247	63,628	△ 3,381	94.7
Other	22,438	21,255	1,182	105.6
Other operating expenses	18,434	15,848	2,586	116.3
Non-operating expenses	26,846	47,633	△ 20,787	56.4
Financial expenses	24,290	46,228	△ 21,937	52.5
Other	2,555	1,404	1,150	181.9
Total Ordinary Expenses	248,220	248,115	104	100.0
Ordinary income	45,748	30,858	14,889	148.3
(Provision for)reversal of reserve for fluctuation in water level	528	517	11	102.1
Income before income taxes and minority interests	45,219	30,340	14,878	149.0
Income taxes—current	17,429	11,487	5,942	151.7
Income taxes – deferred	△ 1,807	△ 602	△ 1,205	—
Minority interests or losses	△ 7	126	△ 133	—
Net Income	29,604	19,328	10,275	153.2

(Note)Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity

(Units : thousand kW)

	Six months ended Sep.30,2004	Six months ended Sep.30,2003
Hydroelectric	8,551	8,551
Thermal (1)	7,958	7,958
Other (2)	186	—
Total	16,695	16,509

※(1)Operated by J-POWER and ITOIGAWA POWER Inc..
(2)Operated by Ichihara Power Co.,Ltd. ,Nikaho-kogen Wind Power Co.,Ltd. and Green Power Kuzumaki Co.,Ltd..

(2) Electricity sales and revenues

(Units : million kWh, million yen)

	Six months ended Sep.30,2004		Six months ended Sep.30,2003	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	6,361	72,772	6,549	72,073
Thermal (1)	24,221	171,879	22,622	159,651
Other (2)	52	531	—	—
Sub total	30,634	245,184	29,171	231,725
Tranmission	—	30,586	—	31,697
Total	30,634	275,770	29,171	263,423

※(1)Operated by J-POWER and ITOIGAWA POWER Inc..
(2)Operated by Ichihara Power Co.,Ltd. ,Nikaho-kogen Wind Power Co.,Ltd. and Green Power Kuzumaki Co.,Ltd..

(3) Result of water supply rate

(Units : %)

	Six months ended Sep.30,2004	Six months ended Sep.30,2003
Water supply rate	113	109

(Summary English translation)

Interim Non-Consolidated Financial Statements (Unaudited)

(for the Six Months Ended September 30, 2004)

November 11, 2004

Electric Power Development Co., Ltd.
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Shigemitsu Ogawa, Accouting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211
Interim dividends system : Yes
Adoption of the unit stock system : Yes (unit : 100 shares)

1 . Business Performance (From April 1, 2004 to September 30, 2004)

(1) Results of Operations

(Rounded down to the nearest million yen)

	Operating Revenues		Operating Income		Ordinary Income	
	Unit : million yen	%	Unit : million yen	%	Unit : million yen	%
Six months ended Sep.30,2004	276,709	(5.2)	66,017	(△ 8.9)	42,610	(54.9)
Six months ended Sep.30,2003	262,917	(△ 3.8)	72,476	(△ 1.2)	27,505	(△37.0)
Year ended Mar.31, 2004	522,595		118,788		33,522	

	Net Income		Net income per Share
	Unit : million yen	%	yen
Six months ended Sep.30,2004	28,233	(60.8)	203.40
Six months ended Sep.30,2003	17,559	(△36.9)	248.72
Year ended Mar.31, 2004	21,718		240.25

(Notes)

① Average number of shares outstanding :
Six months ended Sep.30, 2004 : 138,808,000 shares
Six months ended Sep.30, 2003 : 70,600,000 shares
Year ended Mar.31, 2004 : 90,167,869 shares

② Changes in accounting methods : Yes(Early adoption of a new accounting standard for the impairment of fixed assets)

③ Figures in brackets are changes in percentage from the previous periods.

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
	yen	yen
Six months ended Sep.30,2004	―――	―――
Six months ended Sep.30,2003	―――	―――
Year ended Mar.31, 2004	―――	60.00

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Six months ended Sep.30,2004	1,969,920	365,801	18.6	2,635.31
Six months ended Sep.30,2003	2,047,073	168,852	8.3	2,391.68
Year ended Mar.31, 2004	2,004,703	338,336	16.9	2,437.04

(Notes)

① Number of shares outstanding :
Six months ended Sep.30, 2004 : 138,808,000 shares
Six months ended Sep.30, 2003 : 70,600,000 shares
Year ended Mar.31, 2004 : 138,808,000 shares

② Number of treasury stock :

Six months ended Sep.30, 2004 : − shares
Six months ended Sep.30, 2003 : − shares
Year ended Mar.31, 2004 : − shares

2. Forecast for the Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share	
				Year-end	
Annual	Unit : million yen approximately 536,000	Unit : million yen approximately 48,000	Unit : million yen approximately 31,000	yen 60.00	yen 60.00

(Reference) Projected net income per share (Annual) : approximately 223.33 yen

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

INTERIM NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Sep.30, 2004	As of Mar.31, 2004	Increase / decrease	As of Sep.30, 2003
(Assets)				
Property, Plant and Equipment	1,872,752	1,918,851	△ 46,099	1,953,306
Power plants	1,589,195	1,644,724	△ 55,529	1,696,461
Hydroelectric power production facilities	503,257	515,781	△ 12,524	521,704
Thermal power production facilities	722,048	751,760	△ 29,712	786,338
Transmission facilities	284,847	293,841	△ 8,994	302,810
Transformation facilities	43,930	44,870	△ 939	46,631
Communication facilities	10,956	11,811	△ 854	11,717
General facilities	24,155	26,659	△ 2,503	27,259
Incidential business-related property, plant & equipment	170	35	134	—
Non-operating property, plant & equipment	337	—	337	—
Construction in progress	166,131	164,696	1,435	149,363
Investments and other assets	116,917	109,395	7,521	107,481
Long-term investments	39,381	37,233	2,147	40,243
Long-term investments in affiliated Companies	48,495	45,205	3,289	41,565
Long-term prepaid expenses	2,707	1,659	1,047	2,316
Deferred tax assets	26,333	25,296	1,037	23,355
Current assets	97,168	85,852	11,316	93,766
Cash and bank deposits	4,092	6,299	△ 2,206	9,287
Acceptance receivable	—	3	△ 3	—
Accounts receivable	49,861	44,877	4,983	44,030
Accrued income	3,424	3,839	△ 414	3,040
Short-term investments	7,771	7,281	489	—
Inventories	13,667	8,167	5,500	11,520
Prepaid expenses	4,764	1,005	3,759	4,131
Short-term loans to affiliated Companies	2,869	2,246	622	2,714
Deferred tax assets	2,696	3,068	△ 372	6,466
Other current assets	8,020	9,061	△ 1,041	12,321
Receivable account of overseas technical cooperation grants	—	—	—	253
Total assets	1,969,920	2,004,703	△ 34,782	2,047,073

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Sep.30, 2004	As of Mar.31, 2004	Increase / decrease	As of Sep.30, 2003
(Liabilities)				
Long-term liabilities	1,422,425	1,487,194	△ 64,768	1,570,863
Bond	734,501	829,751	△ 95,250	814,751
Long-term loans	646,048	614,784	31,264	716,035
Long-term accrued liabilities	1,014	1,092	△ 78	1,092
Accrued employee retirement benefits	37,423	38,237	△ 814	38,979
Other long-term liabilities	3,438	3,328	110	5
Current liabilities	180,474	178,484	1,990	306,838
Current portion of long-term debt and other	92,436	54,960	37,476	87,410
Short-term loans	44,000	38,600	5,400	157,900
Commercial paper	—	40,000	△ 40,000	15,000
Accounts payable	2,429	1,853	576	1,791
Accrued accounts	1,074	4,473	△ 3,399	4,330
Accrued expenses	8,878	12,845	△ 3,966	10,632
Income and other taxes payable	21,648	8,994	12,654	16,521
Deposits received	290	487	△ 197	366
Short-term debt to affiliated companies	8,100	15,171	△ 7,070	9,565
Advances received	582	423	158	378
Other current liabilities	1,033	674	358	2,743
Receivable account of overseas technical cooperation grants	—	—	—	198
Reserves under special laws	1,218	689	528	517
Reserve for fluctuation in water levels	1,218	689	528	517
Total liabilities	1,604,119	1,666,367	△ 62,248	1,878,220
(Shareholders' equity)				
Common stock	152,449	152,449	—	70,600
Capital surplus	81,852	81,849	2	—
Additional paid-in capital	81,852	81,849	2	—
Retained earnings	126,946	100,683	26,263	96,523
Legal reserve	6,029	5,999	30	5,999
Voluntary reserve	74,887	57,022	17,865	57,022
Reserve for loss from overseas investment, etc.	51	51	—	51
Reserve for special disaster	14	10	4	10
Exchange-fluctuation preparation reserve	1,960	1,960	—	1,960
General reserve	72,861	55,000	17,861	55,000
Unappropriated reatained earnings at the end of the term	46,029	37,661	8,368	33,501
Unrealized gain on securities	4,553	3,353	1,199	1,729
Total shareholders' equity	365,801	338,336	27,465	168,852
Total Liabilities and Shareholders' Equity	1,969,920	2,004,703	△ 34,782	2,047,073

(Note) Figures less than one million yen have been rounded off.

INTERIM NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Six months ended Sep.30, 2004	Six months ended Sep.30, 2003	Increase / decrease	Year ended Mar.31, 2004
Ordinary revenues				
Operating revenues	276,709	262,917	13,791	522,595
Electric power	274,819	262,917	11,901	518,978
Electric power sales to other companies	242,505	229,698	12,806	453,478
Transmission revenues	30,586	31,697	△ 1,111	63,398
Other electricity revenues	1,727	1,521	206	2,100
Incidential business revenues	1,889	—	1,889	3,617
Consulting business	1,061	—	1,061	3,028
Coal sales business	764	—	764	496
Other incidential business	63	—	63	91
Non-operating revenues	2,188	1,936	251	2,839
Financial revenues	1,910	920	989	1,788
Dividend income	1,545	595	949	1,077
Interest income	364	324	39	711
Overseas technical cooperation revenues	—	577	△ 577	—
Non-business revenues	277	438	△ 160	1,050
Gain on sale of fixed assets	7	1	6	18
Other	270	437	△ 167	1,031
Total ordinary revenues	278,897	264,854	14,043	525,434
Ordinary expenses				
Operating expenses	210,691	190,441	20,249	403,807
Electric power	209,193	190,441	18,751	400,754
Hydroelectric power production expenses	27,673	27,802	△ 129	64,292
Thermal power production expenses	127,767	111,208	16,558	226,968
Transmission expenses	14,819	15,435	△ 615	32,529
Transformation expenses	3,783	3,653	130	7,711
Selling expenses	411	401	10	922
Communication expenses	2,330	2,183	147	4,880
General and administrative expenses	28,819	26,324	2,494	56,662
Enterprise tax	3,587	3,432	155	6,787
Incidential business expenses	1,497	—	1,497	3,053
Consulting business	783	—	783	2,457
Coal sales business	610	—	610	448
Other incidential business	103	—	103	147
(Operating income)	(66,017)	(72,476)	(△ 6,458)	(118,788)
Non-operating expenses	25,595	46,907	△ 21,311	88,104
Financial expenses	24,073	46,168	△ 22,095	84,024
Interest expenses	24,073	46,093	△ 22,020	83,236
Amortization of stock issue expenses	—	—	—	583
Amortization of bond issue expenses	—	73	△ 73	192
Amortization of bond issue discount	—	2	△ 2	12
Overseas technical cooperation expenses	—	480	△ 480	—
Non-business expenses	1,522	258	1,264	4,080
Loss on sale of fixed assets	23	1	21	10
Other	1,499	256	1,242	4,069
Total ordinary expenses	236,287	237,348	△ 1,061	491,911
Ordinary income	42,610	27,505	15,104	33,522
(Provision for) reversal of reserve for fluctuation in water levels	528	517	11	689
Income before income taxes	42,081	26,987	15,093	32,833
Income taxes - current	15,186	9,449	5,737	10,592
Income taxes - deferred	△ 1,339	△ 20	△ 1,318	522
Net income	28,233	17,559	10,674	21,718
Retained earnings brought from previous term	17,190	15,942	1,248	15,942
Unappropriated retained earnings	46,029	33,501	12,527	37,661

(Note) Figures less than one million yen have been rounded off.

Revenues and Expenses (Non-Consolidated)

	Six months ended Sep.30 2004 (A)	Six months ended Sep.30 2003 (B)	(A) - (B)	(A/B)	Percentage of total (A)	Percentage of total (B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	276,709	262,917	13,791	105.2	99.2	99.3
Electric power sales to other companies	242,505	229,698	12,806	105.6	86.9	86.7
Hydro	72,772	72,073	698	101.0	26.1	27.2
Thermal	169,732	157,625	12,107	107.7	60.8	59.5
Transmission revenues	30,586	31,697	△ 1,111	96.5	11.0	12.0
Other electricity revenues	1,727	1,521	206	113.6	0.6	0.6
Incidential business revenues	1,889	—	1,889	—	0.7	—
Non-operating revenues	2,188	1,936	251	113.0	0.8	0.7
Total	278,897	264,854	14,043	105.3	100.0	100.0
Ordinary expenses						
Operating expenses	210,691	190,441	20,249	110.6	89.2	80.2
Personnel expenses	18,628	22,043	△ 3,415	84.5	7.9	9.3
Fuel cost	54,855	41,297	13,557	132.8	23.2	17.4
Repair expense	21,018	14,338	6,679	146.6	8.9	6.0
Water right fee	2,664	2,533	131	105.2	1.1	1.1
Fixed asset tax	8,572	8,327	245	102.9	3.6	3.5
Depreciation and amortization cost	60,951	64,645	△ 3,693	94.3	25.8	27.2
Other	38,914	33,823	5,090	115.1	16.5	14.3
Enterprise tax	3,587	3,432	155	104.5	1.5	1.4
Incidential business expenses	1,497	—	1,497	—	0.7	—
Non-operating expenses	25,595	46,907	△ 21,311	54.6	10.8	19.8
Financial expenses	24,073	46,168	△ 22,095	52.1	10.1	19.5
Other	1,522	738	784	206.2	0.7	0.3
Total	236,287	237,348	△ 1,061	99.6	100.0	100.0
Ordinary income	42,610	27,505	15,104	154.9		
(Provision for) reversal of reserve for fluctuation in water levels	528	517	11	102.1		
Income before income taxes	42,081	26,987	15,093	155.9		
Income taxes	13,847	9,428	4,418	146.9		
current	15,186	9,449	5,737	—		
deferred	△ 1,339	△ 20	△ 1,318	—		
Net Income	28,233	17,559	10,674	160.8		

(Note) Figures less than one million yen have been rounded off.

(1)Generation capacity

(Units : thousand kW)

	Six months ended Sep.30, 2004	Six months ended Sep.30, 2003
Hydroelectric	8,551	8,551
Thermal	7,824	7,824
Total	16,375	16,375

(2) Electricity sales and revenues

(Units : million kWh, million yen)

	Six months ended Sep.30,2004		Six months ended Sep.30,2003	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	6,361	72,772	6,549	72,073
Thermal	24,005	169,732	22,381	157,625
Sub total	30,366	242,505	28,930	229,698
Transmission	—	30,586	—	31,697
Total	30,366	273,091	28,930	261,396

(3) Results of water supply rate

(Units : %)

	Six months ended Sep.30, 2004	Six months ended Sep.30, 2003
Water supply rate	113	109

6

(Summary English translation)

October 20, 2004

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 5rd corporate bond (20-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Nomura Securities Co., Ltd., acting as Lead Manager, in connection with the J-POWER's 5rd corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 5rd Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	10 billion Yen
3. Date of issue	November 2, 2004
4. Coupon rate	2.24% of par value per annum
5. Issue price	99.98 yen per par value of 100 yen
6. Interest payment date	Every March 20 and September 20
7. Redemption date	September 20, 2024 (20-year period: bullet maturity)
8. Yield on the bond	2.249% per annum
9. Denomination value	100 million yen
10. Schedule	
Announcement date	October 20, 2004(Wed)
Offering period	October 20, 2004(Wed)
Payment due date	November 2, 2004(Tue)

(Summary English translation)

October 22, 2004

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 6th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with an with Nikko Citigroup Limited, and Mizuho Securities Co., Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 6th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 6th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	20 billion Yen
3. Date of issue	November 5, 2004
4. Coupon rate	1.55% of par value per annum
5. Issue price	99.99 yen per par value of 100 yen
6. Interest payment date	Every March 20 and September 20
7. Redemption date	September 19, 2014 (10-year period: bullet maturity)
8. Yield on the bond	1.551% per annum
9. Denomination value	100 million yen
10. Schedule	
Announcement date	October 22, 2004(Fri)
Offering period	October 22, 2004(Fri)
Payment due date	November 5, 2004(Thu)